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vchiu@sidley.com (212) 839-5974	Founded 1866

August 29, 2013

Kevin Woody

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	FactorShares 2X: Gold Bull/S&P500 Bear

Form 10-K for fiscal year ended December 31, 2012

Filed March 26, 2013

File No. 1-35091

FactorShares 2X: Oil Bull/S&P500 Bear

Form 10-K for fiscal year ended December 31, 2012

Filed March 26, 2013

File No. 1-35090

Dear Mr. Woody:

Thank you for your comment letter (the “Comment Letter”) dated August 20, 2013 addressed to Ms. Mary Byra, Principal Financial Officer of Factor Capital Management LLC, the managing owner (the “Managing Owner”) of FactorShares 2X: Gold Bull/S&P500 Bear and FactorShares 2X: Oil Bull/S&P500 Bear (individually, a “Fund,” collectively, the “Funds”) in connection with the above-referenced matter.

This letter responds on behalf of the Managing Owner to the questions and comments you raised in the Comment Letter. Each of your numbered questions and comments is set forth below in italics, with our response immediately following.

Form 10-K for fiscal year ended December 31, 2012

General

1.	In future Exchange Act reports, please identify your authorized participants.

Response:

The Funds’ future Exchange Act periodic reports (the “Reports”) will be revised to

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

August 29, 2013

reflect the foregoing comment.

2.	In future Exchange Act reports, please include a discussion on contango and backwardation. For example, please discuss whether the futures market for the commodities that comprise your Index have been in contango or backwardation and any effect that this may have had upon the Fund’s performance.

Response:

We respectfully submit that expansion of our disclosure to discuss whether the futures market for the commodity that comprises each Index has been in contango or backwardation and any effect that this may have had upon each Fund’s performance is confusing and the inclusion of such additional disclosures is potentially misleading to the reader without adding meaningful information for investors.

The foregoing comment is focused on the effects of contango and backwardation in the relevant futures contract markets upon each Fund’s performance whenever a Fund “rolls” a futures contract during the relevant reporting period.

The market for a particular commodity futures contract may switch from backwardation to contango, or vice versa, at any time, and a particular commodity futures contract may, in the aggregate, generate “roll yield” or “roll loss” in any reporting period depending on the number of “roll” events, the state of the market (either contangoed or backwardated) at each “roll” event, and the size of the position at the time of each roll. The interaction of these three variables makes the aggregate “roll yield” or “roll loss” attributable to a particular commodity futures contract during any reporting period difficult to calculate and meaningless for purposes of understanding the performance of a Fund as a whole during the reporting period or the risks of an investment in such Fund.

Item 1. Business

Regulation

3.	In future Exchange Act reports, please expand your discussion of regulation to specifically address the position limits related to your investment strategy (i.e., gold or oil, respectively) or advise.

Response:

Each Fund’s future Reports will be revised to include a discussion of applicable position limits.

August 29, 2013

4.	In future Exchange Act reports, please include a discussion on accountability levels, as applicable.

Response:

Each Fund’s future Reports will be revised to include a discussion of applicable accountability levels.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

5.	In future Exchange Act reports, please expand your disclosure to discuss the impact of interest earned on uninvested cash on results, rates and trends, as applicable.

Response:

The Managing Owner respectfully submits that, in light of the historically low interest rate environment, the impact of the interest earned on the uninvested cash upon each Fund’s performance has been immaterial. Therefore, so long as the current interest rate environment persists, expanding the current disclosure in the Reports will not provide the reader with any meaningful information and may confuse the reader. Should the interest rate environment change in any material respect, our disclosure will be expanded appropriately.

6.	To the extent such costs to rebalance your portfolio are material, please disclose such amounts in future Exchange Act reports.

Response:

Each Fund’s future Exchange Act Reports will be revised to reflect the foregoing comment.

Item 15. Exhibits, Financial Statement Schedules

Signatures

7.	In future Exchange Act reports, please include the signature of your principal accounting officer or controller. Please refer to General Instruction D of Form 10-K for guidance. Furthermore, please include all required signatures of your officers and directors in their capacities as officers and directors in future Exchange Act reports. Refer to the form requirements for further guidance.

August 29, 2013

Response:

The Funds do not have any directors or officers. The Managing Owner has sole management authority over the business and affairs of the Funds in a manner analogous to the general partner of a limited partnership. Therefore, the Managing Owner has signed the Form 10-K on behalf of the Funds.

Mary Byra’s responsibilities as the Principal Financial Officer of the Managing Owner include responsibilities that may be customarily considered to be associated with a controller and a principal accounting officer. Therefore, Ms. Byra’s execution of each Fund’s Form 10-K satisfies the requirement that the Reports be executed by a controller or a principal accounting officer.

Each Fund’s future Exchange Act Reports will be revised to include all required signatures of the Managing Owner’s officers and directors in their capacities as officers and directors. We apologize for this oversight in the Reports.

(a)(3) Exhibits

Exhibit 31.1 and 31.2

8.	As you have included management’s report on internal control as required, please amend your filing to include the portion of the introductory paragraph regarding responsibility for establishing and maintaining internal control over financial reporting as noted in the introduction to paragraph 4, as well as paragraph 4(b) for your certifications. Please also amend your Form 10-Qs for the periods ended March 31, 2013 and June 30, 2013 to correct such omissions and ensure such interim certifications are provided exactly as prescribed in Item 601(b)(31) of Regulation S-K.

Exhibits 31.1 and 31.2 to the Form 10-K, and to the Form 10-Qs for the periods ended March 31, 2013 and June 30, 2013 for each Fund have been revised to reflect the foregoing comment and an amended Form 10-K and Form 10-Qs for each Fund are being filed contemporaneously herewith.

The Managing Owner, on behalf of the Fund, acknowledges that:

the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

the Fund may not assert staff comments as a defense in any proceeding

August 29, 2013

initiated by the Commission or any person under the federal securities laws of the United States.

*    *    *

If you have any further questions or comments, please do not hesitate to call me at
(212) 839-5974.

Very truly yours,

/s/ Victor T. Chiu
Victor T. Chiu